UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SILVER SPRING NETWORKS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-35828	43-1966972
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

230 W. Tasman Drive, San Jose, California	95134
(Address of Principal Executive Offices)	(Zip Code)

Catriona M. Fallon,

669-770-4000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2016

Item 1.01.	Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of Silver Spring Networks, Inc. (“Silver Spring”) for the reporting period January 1 to December 31, 2016 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available at Silver Spring’s website at www.silverspringnet.com under “Investors” – “Financial Information” – “SEC Filings.”

Item 1.02.	Exhibit.

Silver Spring has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

Item 2.01.	Exhibit.

Exhibit Number	Description of Document

1.01	Silver Spring Networks, Inc. Conflict Minerals Report for the reporting period January 1 to December 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SILVER SPRING NETWORKS, INC.

Dated: May 31, 2017	By:	/s/ Catriona M. Fallon
	Name:	Catriona M. Fallon
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document

1.01	Silver Spring Networks, Inc. Conflict Minerals Report for the reporting period January 1 to December 31, 2016.